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Exhibit 99(a)(17)

For use by SALISBURY ASSOCIATES, Ambassador House, White Kennett Street, London E1 7BS

Recommended Cash Offer by MDCP Acquisitions I and by
Deutsche Bank on its Behalf for Jefferson Smurfit Group plc

Q&A

1.    Who is offering to buy my shares?

The Offer is being made by Deutsche Bank on behalf of MDCP Acquisitions I (an affiliate of Madison Dearborn Partners L.L.C.).

2.    What if I have sold my shares?

If you have sold or otherwise transferred all of your JSG securities, you should send all the relevant documents you have received at once to the transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the transferee.

3.    What if I do not accept the Offer?

If the offer does not become wholly unconditional nothing will change and you will continue to be able to trade your JSG Shares. However if the offer receives 80% or more acceptances and becomes unconditional in all respects then MDCP Acquisitions has undertaken to acquire compulsorily any remaining minority shareholdings.

MDCP Acquisitions has undertaken to procure that JSG will apply to the Irish Stock Exchange and the UK Listing Authority for the JSG Shares to be de-listed and to the New York Stock Exchange for the ADSs to be de-listed and to those stock exchanges for trading in the JSG Shares and JSG ADSs to be cancelled.

Should JSG Shares be de-listed, such a de-listing and cancellation of shares would significantly reduce the liquidity and marketability of JSG securities.

It is anticipated that such de-listing and cancellation will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

4.    Who is MDP?

MDP is one of the largest and most experienced private equity investment firms in the United States. Through limited partnerships of which it is the general partner, it has approximately US$8 billion of capital under management. The investors in MDP's investment partnerships include many of the United States' leading private and public pension funds, university endowments and banking institutions. MDP invests across a broad range of industries, with its principal focus being on the basic industrial sectors, including the paper and packaging sector. MDP, with over one hundred companies in its investment portfolio, is considered to be the most active private equity investor in the United States in the paper and packaging industry.

5.    Who is MDCP Acquisitions?

MDCP Acquisitions is an unlimited public company newly incorporated in Ireland and set up specifically for the purpose of making the Offer. It is controlled by funds affiliated with MDP.

6.    What are the classes of JSG Securities sought in the Offer?

MDCP Acquisitions is seeking to acquire all of the issued and to be issued JSG Shares, including those JSG Shares in the form of JSG ADSs.

7.    What will I receive in exchange for my JSG Securities?

MDCP Acquisitions is offering to pay:

for each JSG Share 2.15 euro in cash

In addition, as a result of the Spin-Off each JSG Shareholder will own one share of common stock of Smurfit-Stone Container Corporation, or "SSCC," for every 16 JSG Shares held. Based on the average closing middle market price of SSCC shares of US$15.81 over the 20 trading days prior to 3 July 2002, being the last practicable trading day prior to the posting of the Offer Document and the Circular, with an average exchange rate over that period of €1 to US$0.9618, JSG Shareholders would own approximately €1.03 worth of SSCC shares for each JSG Share held. On the basis of the assumptions above, JSG Shareholders would receive cash and SSCC shares with an approximate value of €3.18 per JSG Share, valuing, on this basis, the entire issued and to be issued share capital of JSG at approximately €3.6 billion.

As an alternative to all or part of the cash consideration which would otherwise be receivable under the Offer, holders of JSG Securities accepting the Offer will be entitled to elect to receive Loan Notes to be issued by MDCP Acquisitions on the following basis:

for every €1.00 of cash consideration under the Offer—one Loan Note of €1.00.

However, if valid elections for the Loan Note Alternative have not been received in respect of at least €5 million in nominal value at the time the Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued (unless MDCP Acquisitions determines otherwise), in which event all JSG Shareholders accepting the Offer will receive cash in accordance with the terms of the Offer.

8.    Why are the ADS holders getting 10 SSCC shares for every 16 ADSs held when other JSG shareholders are only getting 1 SSCC share for every 16 JSG Shares held?

Because each JSG ADS represents 10 JSG Shares, as such, a holder of 16 JSG ADSs will own 10 SSCC shares.

9.    Is the Offer final?

The Offer is final and will not be raised, except that, in the event a competitive situation arises or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

10.  How does the Offer compare with recent trading prices of JSG Shares and JSG ADSs?

It is difficult to compare the Offer with recent trading prices of JSG Shares and JSG ADSs because the Offer contemplates the distribution of the SSCC shares concurrently with the Offer. For comparison purposes, the underlying value of JSG Shares (excluding the value of the SSCC shares) has been calculated by taking the last dealt price of a JSG Share and deducting the middle market closing price of an SSCC share (converted to euro at the prevailing rate). This is referred to as the "Market Value of JSG Shares (excluding SSCC)." Using this calculation, the Offer represents a premium of:

  •
  38 per cent to the Market Value of JSG Shares (excluding SSCC) of €1.56 per JSG Share on 1 May 2002, the last Business Day prior to the announcement by JSG that it had received an approach from a third party that might or might not lead to an offer for part or all of JSG; and

  •
  57 per cent to the average Market Value of JSG Shares (excluding SSCC) of €1.37 per JSG Share for the six months prior to such announcement. The Market Value of JSG Shares (excluding SSCC) was €2.15 per JSG Share on 2 July 2002, the last practicable day prior to the posting of the Offer Document.

11.  What are the most significant conditions to the Offer?

The Offer is conditional upon MDCP Acquisitions receiving valid acceptances that have not been properly withdrawn in respect of at least 80 per cent. of the JSG Shares (including JSG Shares represented by JSG ADSs) to which the Offer relates. This percentage may be reduced, but not below 50 per cent. at the discretion of MDCP Acquisitions, subject to the prior consent of JSG. MDCP Acquisitions has received irrevocable undertakings to accept the Offer in respect of shares representing approximately 10.65 per cent. of the issued share capital of JSG.

The Offer is also conditional, among other things, on the Spin-Off and on the approval by JSG Shareholders of management equity participation in MDCP Acquisitions plc.

12.  Why should I accept the Offer?

There are various reasons why the Independent Directors of JSG believe you should accept the Offer, including:

  •
  Despite various strategic initiatives, your board have continued to view JSG's ordinary shares as undervalued compared to its European and United States peers

  •
  The Offer represents a premium of approximately 38 per cent. to the Market Value of the JSG Shares (excluding SSCC) of €1.56 per JSG Share at the close of business on 1 May 2002, being the Business Day prior to the announcement of the approach from MDP and a premium of approximately 57 per cent. to the average Market Value of the JSG Shares (excluding SSCC) for the six months prior to such announcement.

13.  I hear there is another potential bidder looking at making a formal Offer for JSG?

The Independent Directors of JSG have previously announced that, in addition to the Offer for Jefferson Smurfit from MDP Acquisitions, they had received an approach from an unaffiliated financial party.

That party has, over the last month, been provided with relevant information and access to management pursuant to the Irish Takeover Rules. The party has now informed Jefferson Smurfit and its advisers that it does not intend to make a competing offer.

The Independent Directors have confirmed that no other approaches have been received and they have not been asked to provide any information to any other party interested in making an offer.

14.  What is the Spin-Off?

The Spin-Off is the distribution of JSG's approximately 29.3 per cent. stake in SSCC to JSG Shareholders, so that each JSG Shareholder will own one SSCC share for every 16 JSG Shares held. It is this distribution that is referred to as the "Spin-Off."

15.  Why is the Spin-Off happening?

One of the main conditions of the offer is the proposed spin-off of Smurfit-Stone Container Corporation shares to JSG Shareholders.

16.  Is the Spin-Off automatic or does it require approval?

The Spin-Off, which is subject to, among other things, the offer becoming or being declared unconditional in all respects, requires the approval of the resolutions by JSG Shareholders at the EGM and also the approval of the Court.

17.  What are the implications of the Spin-Off?

Under the Spin-Off, JSG Shareholders will have a direct holding in SSCC. You will own one SSCC share for every 16 JSG shares currently held.

18.  No question 18

19.  Who are the Independent Directors and why was the Independent Committee formed?

The independent directors are the directors of JSG who do not have interests in the Offer different from or in addition to the interests of JSG Securityholders in general.

The independent committee is comprised of three of JSG's eight independent directors, and was appointed to manage the offer process on behalf of the independent directors. The independent committee has considered the proposal from MDP with the other independent directors who are unanimously recommending the Offer to JSG Shareholders.

20.  Who are the Management Investors?

The Management Investors are:

Dr. Michael W.J. Smurfit,
JSG's Chairman and Chief Executive Officer;

Mr. Gary W. McGann,
JSG's President, Chief Operations Officer and Chief Executive Officer designate;

Mr. Anthony P.J. Smurfit,
Chief Executive-Smurfit Europe and Chief Operations Officer Designate;

Mr. Ian J. Curley,
JSG's Chief Financial Officer.

The Management Investors will purchase equity interests in MDCP Acquisitions plc, the controlling shareholder of MDCP Acquisitions. In addition, approximately 200 additional managers of JSG will be offered the opportunity to participate in the equity of MDCP Acquisitions plc. This investment will not exceed €75 million in total.

21.  What are the arrangements between the Management Investors and MDP?

Consistent with its operating philosophy as a financial investor, MDP required that each of the Management Investors execute an agreement pursuant to which:

  •
  each Management Investor agreed to serve as an executive officer of MDCP Acquisitions plc following the completion of the Offer;

  •
  each Management Investor agreed to purchase equity interests in MDCP Acquisitions plc on the terms and in the amounts set forth in such agreement; and

  •
  the Management Group will participate in an incentivisation package consisting of convertible securities of MDCP Acquisitions plc.

These arrangements are subject to approval by JSG Shareholders (other than the Management Investors). UBS Warburg and IBI Corporate Finance, independent financial advisors to the Independent Directors, have confirmed in writing to the Panel that these arrangements are fair and reasonable as regards the interests of the JSG Shareholders in general.

22.  Do the Independent Directors of JSG support the Offer?

The independent directors of JSG, having been so advised by UBS Warburg and IBI Corporate Finance, consider the Offer and the Spin-Off together to be fair and reasonable from a financial point of view.

In providing their advice, UBS Warburg and IBI Corporate Finance have taken account of the commercial assessments of the JSG Board. The independent directors of JSG consider the MDP Proposal to be in the best interests of JSG Shareholders as a whole and unanimously recommend all JSG Shareholders to accept the Offer and to vote to approve the Spin-Off and management participation in MDCP Acquisitions plc, as the independent directors have undertaken to do in respect of their shareholdings totalling 27,221,572 JSG Shares, representing approximately 2.45 per cent. of JSG's issued share capital.

23.  Is the Offer subject to a financing condition?

No. The Offer is not subject to a financing condition. The Offer will be financed from equity contributions from MDCP Global LP and the Management Investors and by debt facilities that have been fully underwritten by Deutsche Bank and Merrill Lynch.

24.  How do I accept the Offer if I hold shares in certificated form?

If you are a holder of JSG Shares in certificated form, to accept the Offer, you must deliver (using the reply paid envelope) the certificates representing your JSG Shares, together with a completed white Form of Acceptance, to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland, the Irish Receiving Agent (or, if by hand, to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland), not later than 1.00 pm (Dublin time) and 8.00 a.m. (New York time) on Tuesday August 6, 2002.

25.  How do I accept the Offer if I hold shares in uncertificated form?

If you are a holder of JSG Shares in uncertificated form, to accept the Offer, you must deliver a completed white Form of Acceptance using the envelope to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland, the Irish Receiving Agent (or, if by hand, to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland), and transfer your JSG Shares to a CREST escrow balance by not later than the time and date on which the Offer expires, which is 1.00 pm (Dublin time) and 8.00 a.m. (New York time) on Tuesday August 6, 2002.

26.  How do I accept the Offer if I hold shares in certificated and uncertificated form?

If you hold JSG Shares in both certificated and uncertificated form, you should complete a separate white Form of Acceptance for each holding. In addition, you should complete separate Forms of Acceptance for JSG Shares held in uncertificated form but under different member account IDs, and for JSG Shares held in certificated form but under different designations.

27.  How long do I have to accept the Offer?

You will have until 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on Tuesday 6 August 2002, to accept the Offer or withdraw your acceptance, unless this initial offer period is extended.

28.  Can the Offer be extended and under what circumstances?

If all of the conditions to the Offer have not been either satisfied, fulfilled or, to the extent permitted, waived by MDCP Acquisitions by 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time), on Tuesday 6 August 2002, MDCP Acquisitions may choose to extend the Initial Offer Period. MDCP Acquisitions may also be required to extend the Initial Offer Period under applicable securities laws if it changes the Offer in any material respect.

Once all the conditions have been either, satisfied, fulfilled or, to the extent permitted, waived by MDCP Acquisitions, the Offer will be extended for a Subsequent Offer Period of at least 14 days.

29.  How will I be notified if the Offer is extended?

If MDCP Acquisitions extends the Initial Offer Period, it will make a public announcement of the extension not later than 8.00 a.m. (Dublin time) on the business day following the day on which the Offer was scheduled to expire. If the Offer becomes or is declared unconditional, MDCP Acquisitions will also announce by not later than 5.00 p.m. Dublin time and 12 noon (New York time) on the business day on which the Offer will become unconditional, that there will be a Subsequent Offer Period.

30.  How do I withdraw my acceptance?

To withdraw an acceptance, you must deliver a written notice of withdrawal with the required information to the Irish Receiving Agent, at any time during the Initial Offer Period. You may not withdraw your acceptance during the Subsequent Offer Period except in limited circumstances as set out on pages 80 and 81 of the Offer document.

31.  Will the Offer be followed by compulsory acquisition?

MDCP Acquisitions has undertaken to JSG, to the extent it is entitled to do so, to acquire compulsorily any remaining minority shareholdings following the Offer becoming or being declared unconditional in all respects.

32.  Will the Offer be followed by a de-listing of the shares?

Yes — in the event that the Offer becomes wholly unconditional. MDCP Acquisitions has undertaken to procure that JSG will apply to the Irish Stock Exchange and the UK Listing Authority for the JSG Shares to be de-listed and to the New York Stock Exchange for the ADSs to be de-listed and to those stock exchanges for trading in the JSG Shares and JSG ADSs to be cancelled.

It is anticipated that such de-listing and cancellation will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

33.  Will there be any trading in JSG Shares after de-listing?

There will be no trading market after the de-listing for JSG Shares or JSG ADSs and MDCP Acquisitions has no intention of establishing such a market.

It should be noted this only applies in the event the Offer has received 80% or more acceptances and has become wholly unconditional.

34.  Will there be a share dealing facility for SSCC shares?

A dealing facility will be provided by Capita IRG Trustees Limited, as independent agent for qualifying JSG Shareholders, to sell any SSCC shares issued to them in connection with the Spin-Off. Full details of the dealing facility are set out in a letter and Sale Request Form sent to JSG Shareholders by the independent agent.

Of course, you can always sell your SSCC shares through your own stockbroker or independent financial adviser, if you so wish.

SSCC shares are listed and traded on the NASDAQ stock exchange.

35.  Will I have to pay any fees or commissions?

If you are the registered owner of your JSG Securities and you accept the Offer, you will not have to pay brokerage fees or similar expenses in connection with your acceptance of the Offer. If you own your JSG Securities through a broker or other nominee, and your broker accepts the Offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

If you sell the SSCC shares resulting from the Spin-Off through the low cost dealing facility there would be a fee payable which amounts to a commission of 0.75%. This is described in more detail in the Sale Request Form.

36.  What are the tax implications?

It is recommended that you consult an appropriate independent adviser in respect of your tax treatment in relation to the Offer.

37.  Is there an alternative to cash consideration for my JSG Securities?

As an alternative to all or part of the cash consideration which would otherwise be receivable under the Offer, holders of JSG Shares accepting the Offer will be entitled to elect to receive Loan Notes to be issued by MDCP Acquisitions on the following basis:

for every €1.00 of cash consideration under the Offer — one Loan Note of €1.00

However, if valid elections for the Loan Note Alternative have not been received in respect of at least €5 million in nominal value at the time the Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued (unless MDCP Acquisitions determines otherwise), in which event all JSG Shareholders accepting the Offer will receive cash in accordance with the terms of the Offer.

38.  How do I elect for the loan note offer?

Subject to the terms of the Loan Note Alternative, a JSG Shareholder who validly accepts the Offer may elect for the Loan Note Alternative in respect of some or all of the JSG Shares for which such holder is accepting the Offer by completing Box 2 of the white Form of Acceptance in addition you must have completed Boxes 1 and 3 and, if your JSG shares are held in CREST, Box 4 of the white Form of Acceptance. You must also sign Box 5 of the white Form of Acceptance in accordance with the instructions printed on it. All holders of JSG shares who are individuals must sign the white Form of Acceptance in the presence of a witness, who should sign in accordance with instructions printed on the Form. You are strongly recommended to seek your own financial advice before electing for the Loan Note Alternative.

39.  When will the Loan notes pay interest?

The Loan Notes will bear interest payable every six months in arrears, at a rate equivalent to six-month EURIBOR less 0.5 per cent. Interest on the Loan Notes will be payable on 30 June and 31 December in each year (or, if not an Irish Business Day, on the first Irish Business Day thereafter). The first interest payment will fall due on 31 December 2002 in respect of the period from (and including) the date 14 days after the Offer becomes or is declared unconditional in all respects (or if a Loan Note is issued after that date, the date of issue of the Loan Note) to (and including) 31 December 2002.

40.  When can I redeem my loan notes

The Loan Notes will be redeemable, in whole or in part, at the option of the Noteholder on 31 December 2002 and thereafter on each interest payment date falling prior to 31 December 2007 (or, if not an Irish Business Day, on the first Irish Business Day thereafter). The Loan Notes will be redeemed on 31 December 2007 (or if not an Irish Business Day, the first Irish Business Day thereafter)

Unless previously redeemed or purchased, the Loan Notes will be redeemed on 31 December 2007 (or if not an Irish Business Day, the first Irish Business Day thereafter).

41.  When will I get my payment?

In the case of acceptances received complete in all respects by the date on which the Offer becomes or is declared wholly unconditional in all respects, payment will be made within 14 calendar days

In the case of acceptances received complete in all respects after such date, but while the Offer remains open for acceptance during the Subsequent Offer Period, payment will be made within 14 calendar days of such receipt.

42.  When will I get my payment if my acceptance was in uncertificated form ?

Where an acceptance relates to JSG Shares in uncertificated form, settlement of any cash consideration to which accepting holders of JSG Shares are entitled will be paid by means of CREST, by MDCP Acquisitions procuring the creation of an assured payment obligation in favour of the accepting holder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangement.

In the case of acceptances received complete in all respects by the date on which the Offer becomes or is declared wholly unconditional, payment will be made within 14 calendar days.

In the case of acceptances received complete in all respects after such date, but while the Offer remains open for acceptance during the Subsequent Offer Period, payment will be made within 14 calendar days of such receipt.

Where an acceptance relates to JSG Shares in certified form, cheque for cash due will be dispatched by post (or by such other method as may be approved by the panel) within a similar time period.

43.  When will I receive my Loan Note certificate if I chose to receive the Loan Note alternative?

The Loan Notes will be sent to shareholders within the same time period as cash consideration. Certificates in respect of Loan Notes shall be dispatched by post (or by such other method as may be approved by the Panel).

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  Exhibit 99(a)(17)